April 29, 2013

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Form 10-12B/A
Filed April 29, 2013
File No. 001-35777

Dear Mr. McTiernan:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of New Residential Investment Corp. (the “Company”) so that it may become effective at 1 p.m., Eastern Time, on April 30, 2013, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Richard Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-4112.

In connection with this request, we acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

NEW RESIDENTIAL INVESTMENT CORP.

By:	/s/ Cameron MacDougall
Name: Cameron MacDougall
Title: Secretary

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